VALUATION AND APPRAISAL SERVICE AGREEMENT

This agreement is made between The Mentor Group, Inc. (TMG) and Zhongchai Machinery. (Client).

SCOPE

TMG will perform the services described in the proposal dated **March 14, 2011**, which this Service Agreement is a part. The services will be performed for the purpose or purposes stated in the proposal. Unless otherwise provided for in the proposal, TMG will do no work relating to, and will assume no responsibility for, matters involving legal, title, surveying, or engineering considerations, subsurface conditions, or any other specialized expertise which require knowledge beyond that customarily employed by appraisers. Clients seeking engineering, legal, tax, accounting, investment or other professional advice should retain such advisors. TMG attempts to obtain and compile its data from reliable sources, but it cannot guarantee that data's accuracy or completeness. Client warrants that any and all information and data it supplies to TMG, whether in written, Email/PDF Format, or oral form, will be complete to the best of Client's knowledge. If at a later date, issues surface that were not specifically stated in the engagement letter, such as the Client has acknowledged that there are errors in the data provided, that they have deemed it necessary to revise the data provided, or they have requested a different valuation date, this will constitute a change in the scope of the engagement, and result in additional time charges billed at our then prevailing hourly rates. All estimates of value are premised on these limitations: that there are no hidden or unexpected conditions that would affect the value; and, that there will be no material change in the laws that regulate or otherwise affect the industry. TMG will assume no responsibility for changes in market conditions subsequent to our completed study.

HAZARDOUS SUBSTANCES

Hazardous substances, if present within a facility, can introduce an actual or potential liability that may adversely affect marketability and value. Such affect may be in the form of immediate expense or future liability. In the development of our opinion of value, no consideration will be given to such liability or its impact on value unless TMG is specifically retained to prepare an environmental or toxic contamination report. Unless TMG has taken the responsibility for the preparation of such a report, Client releases TMG from any and all liability related in any way to environmental matters.

COMPLETE AGREEMENT

It is understood and agreed that the proposal and this Service Agreement embody the complete understanding of the parties and that all oral or written negotiations or provisions not included in the proposal and Service Agreement cannot be modified except by the written agreement of both parties. Any purchase order or similar document issued by Client which does not correspond to the terms of this Service Agreement is not accepted by TMG and is null and void. Client warrants that the person authorizing this engagement is empowered to do so. TMG expressly disclaims liability as an insurer or guarantor. Any person seeking greater protection from loss or damage than is provided

for herein should obtain appropriate insurance. TMG makes no warranty of any kind, express or implied.

BILLINGS AND PAYMENT

Unless otherwise specified in the proposal and agreed to by both parties, TMG will bill Client based on progress work performed during the engagement. Invoices submitted by TMG will be due and payable upon receipt and are subject to late payment charges in the amount of 1% per month of the outstanding balance if not paid one month from the date of the original invoice. If there has been an expansion in the scope of the engagement, this will be specifically referenced in the invoice. Client agrees to pay reasonable attorney's fees and all other collection costs, including billing for our hours incurred in the collection effort for which we will maintain an hourly log, in the event TMG has to enforce the collection of the payment.

TERMINATION

In the event of a mutually agreed and written termination of this Agreement, Client will be responsible for the incurred professional time and expenses, and other costs necessary to effect the termination. Once TMG receives a retainer, time is charged against the engagement for initial meetings, preparation of the scope and work file, and other tasks.

ACCEPTANCE OF WORK PRODUCT

If a written report is submitted to Client to partially or completely satisfy the requirements of the scope of the proposal, the report shall be deemed acceptable and final, unless Client requests further work or modifications by TMG within 10 working days from receipt of the report. TMG warrants that it will perform its services in a professional manner and that our report will be in complete compliance with the appropriate professional appraisal industry and TMG standards and our understanding of the requirements of the project. We will incorporate your minor changes and editorial comments at no additional charge. Any subsequent or substantive changes proposed by you and incorporated by us are outside the scope of this proposed service and fee, and are billable at our prevailing per diems and expenses. Any client use of the appraisal report is conditioned upon payment of all TMG fees and expenses, in accordance with the agreed payment terms. If the Client does not pay on a timely basis, TMG may quit the engagement; is not responsible to provide the Client any further work or assistance; and, may retract any analysis or report previously provided to the Client, whether a draft or a final report, and the Client is not authorized to use any report received for any purpose whatsoever, unless paid in full. If the report provided by TMG to its Client has been submitted to a third party without having previously paid TMG in full, such as a financial institution, the Internal Revenue Service, a Court, or any other regulatory body, we reserve the right to demand the return of the report. Furthermore, Client agrees that they have no grounds to include TMG in a law suit unless we have been paid in full.

Fees are due and payable regardless of whether or not conclusions reached coincide with client expectations. We have been engaged to render an independent opinion of value, which may differ from Client expectations. Fees are in no way related to values determined by TMG.

DELIVERY SCHEDULES

Delivery schedules quoted assume (unless otherwise stated) that written authorization and the retainer requested will be received in a timely manner; all supporting information to be provided by the client will be readily available; and our appraisal staff will be afforded ready access to all things and persons necessary to perform the appraisal. If data is provided to us later than promised by the Client, we reserve the right to change our delivery date specified in the engagement letter.

POST ENGAGEMENT SUPPORT

It is understood and agreed that any additional effort expended by TMG on behalf of Client to respond to questions by any tax authority or third party, provide testimony, attend meetings, or furnish additional information is beyond the scope of this contract. Client will reimburse TMG at the then standard per diem, plus expenses, for any effort related to such services, including attorneys' fees, preparation for testimony, travel time, interviews, depositions, and court time. Prior to TMG providing these additional services, such as testimony or presentation of any analysis to the Client requested recipients; the Client agrees to make a full and complete payment of estimated fees and expenses. Any amount of these estimated fees and expenses that is not earned or incurred by TMG will be refunded to the Client.

CONFIDENTIALITY

Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institutions (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. It is understood that a report may be disclosed to third parties pursuant to the orders of a court of competent jurisdiction or other applicable government agencies. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements. The obligations of TMG are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any other party to this Agreement or any person relying on the work done subject to this Agreement.

BUSINESS SUBSTANCE

Client acknowledges that the underlying transaction has sufficient business substance such that it has a purpose other than merely tax avoidance, as required by the current statutory and regulatory requirements.

IRS CIRCULAR 230

The Mentor Group, Inc. is not specifically identified as a tax advisor under IRS Circular 230. Under these standards, written advice may not be relied upon for the purpose of avoiding accuracy-related penalties or reportable transaction understatement penalties, unless the advice satisfies a variety of requirements. Nothing contained in any written product issued by TMG has been prepared, nor may be relied upon, for the purpose of avoiding tax penalties that may be imposed.

RESPONSIBILITY STATEMENT

TMG agrees that the services to be provided will be performed in accordance with our professional standards, and that adequate personnel will be assigned for that purpose. In no event, regardless of the legal theory advanced, shall TMG be responsible to any person other than for its gross negligence or willful misfeasance. TMG makes no warranties to Client or third parties in connection with the work accomplished under this agreement for any use of TMG's work for any purpose other than stated in the proposal.

The obligations of TMG are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any other party to this Agreement or any person relying on the work done subject to this Agreement.

Client will indemnify and hold TMG harmless from, and, at the option of TMG, will defend TMG against costs or liabilities of any nature whatsoever which result from claims against TMG by any third parties, where such claims arise out of any use of the results of TMG's work for Client, including, but not limited to, claims alleged to be caused by any negligent acts or omissions by TMG. Client will indemnify TMG for any fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

TMG has not been involved in the financial planning, the structuring of the ownership entity(s), and/or the tax and accounting issues related to any Federal Gift and/or Estate Tax Planning Strategy. Furthermore, we have provided no legal or tax advice in the scope of our work herein, and we take no responsibility for the legal interpretation of California Partnership Law, or the laws of any other State impacting the entity(s) valued herein.

In addition, if any adjustments have been made for the lack of control or the lack of marketability in the appraisal, that segment of our analysis is not in compliance with the Uniform Standards of Professional Appraisal Practice ("USPAP"), in that USPAP does not specifically reference any methodology nor provide any guidelines for the valuation of minority interests held in Partnerships, Limited Liability Companies or Partnerships, Corporations, etc. or undivided fractional interests held directly in real estate.

ARBITRATION

In the event of a dispute involving interpretation or performance under this agreement, the dispute shall be submitted to arbitration under the rules of commercial arbitration of the American Arbitration Association, the results of which shall be binding on all parties to this agreement. The arbitration shall be conducted in the city in which the TMG office servicing this agreement is located. The party prevailing at the arbitration shall recover from the other party its costs and expenses, including attorneys', arbitrators' and stenographers' fees from the other party.

FEE CONSIDERATIONS

The fee estimates set forth in the attached proposal are premised on the following:

1. The financial and accounting information you provide is complete and accurate, to the extent that we are not required to perform any accounting or reconciliation functions. We are not authorized to make any changes to financial or accounting data provided to us. Unless the preparer is willing to make a change to Client data provided to us, we must use the data as provided to us.

2. The as of date of valuation is established prior to our commencing the work. Any request to change the valuation or appraisal date to a retrospective date or a future date may require additional work not originally contracted for in our engagement letter, which will be considered a change in scope and for which we will bill the Client at our then prevailing hourly rates, plus expenses. In the case of a future date, it will be construed as a request for an update of our original analysis, which could result in substantial additional fees billed at our then prevailing hourly rates.

3. The report is sufficiently detailed to satisfy the purpose(s) stated in the proposal. Any additional demand by the client for a more comprehensive report than the one stated in our engagement letter will result in additional charges billed at our then prevailing hourly rates.

4. Data is provided on a timely and useful basis. If data is provided to us later than promised by the Client, we reserve the right to change our delivery date specified in the engagement letter. If significant changes to the original data are furnished at a later date, this may result in a need for additional time to complete the report. Also, it may constitute a change in scope of the original engagement, thereby requiring additional professional time and fees.

VARIATIONS FROM ANY OF THE ABOVE PRIMARY ASSUMPTIONS MAY RESULT IN ADDITIONAL FEES AND EXPENSES. THESE VARIATIONS WILL BE DENOTED IN WRITING, AS APPROPRIATE AND AS THEY OCCUR. ADDITIONAL FEES WILL BE CALCULATED ON A PER DIEM BASIS, USING THE SAME HOURLY RATES AS DESCRIBED IN THE ENGAGEMENT LETTER. THE PAYMENT OF THESE ADDITIONAL CHARGES IS SUBJECT TO THE SAME TERMS AND CONDITIONS DESCRIBED HERETOFORE IN THIS SERVICE AGREEMENT.

PRIVACY NOTICE

Like other professionals who advise on personal financial matters, we are required by federal law to inform our clients of policies regarding the privacy of client information. We have been, and continue to be, bound by professional standards of confidentiality that are even more stringent than those required by federal law.

In the course of providing our clients with certain advice, we may receive nonpublic personal financial information from our clients, their accountants and other representatives, such as financial statements, tax returns and other personal information. All nonpublic personal information that we receive regarding our clients or former clients is held in strict confidence in accordance with our professional obligations, and is not released to people outside the firm, except with your consent or as required by law. We may share certain information with third parties who assist us in providing our services to you (such as administrative and client service functions) subject to the obligation of these third parties not to use or disclose such information for any other purpose.

We retain records relating to professional services that we provide so that we are better able to assist you with your professional needs and, in some cases, to comply with professional guidelines. In order to guard your nonpublic personal information from unauthorized disclosure, we maintain physical, electronic and procedural safeguards that comply with our professional standards.

ACCEPTED BY: **DATE:**

Signature March 15, 2011

PETER WANG

Typed Name